Filed by Atna Resources Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Canyon Resources Corporation
Commission File Number: 001-11887
The following documents are filed with the Securities and Exchange Commission pursuant to Rule 425 in connection with the proposed merger transaction between Atna Resources Ltd. and Canyon Resources Corporation:
Description of Documents
Press release dated November 19, 2007 announcing proposed merger
Transcript of conference call

Exhibit 99.1
CANYON RESOURCES CORP
Moderator: James Hesketh
November 19, 2007
12:00 pm CT

Operator:	Good afternoon, my name is (Heather) and I will be your conference facilitator today. At this time, I would like to welcome everyone to the Atna Resources and Canyon Resources Informational Conference Call regarding the recently announced merger.

All lines have been placed on mute to prevent any background noise. After the speaker’s remarks, there will be a question and answer period. If you would like to ask a question during that time, simply press star then the Number 1 on your telephone keypad.

Should anyone need assistance at any time during this conference, please press star then 0 and an operator will assist you. As a reminder, ladies and gentlemen, this conference is being recorded today, November 19, 2007. Thank you.

Discussing the proposed merger today, there will be included some forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements related to future events and expectation involves known and unknown risk and uncertainty.

Canyon Resources results or actions may differ materially than those projected in the forward-looking statements. For a summary of the specific risks that could cause results to differ materially than those expressed in the forward-looking statements, see Canyon Resources Form 10K for the year ended December 31, 2006 filed with the SEC.

I would now like to turn the conference over to Valerie Kimball, Investor Relations for Canyon Resources. Please go ahead.

Valerie Kimball:	Thank you.

I have an additional cautionary note to US investors. Atna uses the terms resources, measured resources, indicated resources and inferred resources. United States investors are advised that while such terms are recognized and required by Canadian Securities Laws, the SEC does not recognize them.

Before beginning the call, the management of Atna and Canyon would like to inform everyone that this conference call is not an offer to sell securities or the solicitation of an offer to buy securities.

I’d now like to turn the call over to Mr. David Watkins, CEO of Atna Resources.

David Watkins:	Good morning ladies and gentlemen, we’re very pleased to have you all in attendance. I’m David Watkins, the President of Atna Resources Limited and I’m here with Jim Hesketh, who is the President of Canyon Resources.

We’re very excited to have consummated an agreement between the two companies to carry forward with a plan of merger to put the two companies together. We have the approval of both boards to proceed with this transaction.

The main features of the transaction are that — as I said, an Atna-Canyon merger, Canyon shareholders will receive .32 shares of Atna for each Canyon share representing a premium to the market and we’re quite excited to give opportunity to everyone to participate with both these companies. Warrants, options, convertible debt and so on will become Atna’s obligations as a part of the transaction.

We feel there are quite a few positive benefits to all the shareholders of both companies through this combination. The highlight is the creation of a multi-million ounce gold company. There are close to four million ounces of gold in-situ on company projects.

The highlight of the gold that we have is that we perceive there’s good probability for near term production and cash flow that will come from these opportunities.

We reckon by pushing Canyon’s projects forward we look at somewhere between 60,000 to 80,000 ounces of production while Pinson is worked on by Barrick presently at the development stage, one of Atna’s projects. Jim will talk about those in a little more detail in a few moments.

They have a pipeline of gold projects and there’s a real focus on the Western United States and on gold. We’re on a politically-secured area, as politically-secured as it gets.

Another great advantage of the merger we feel is the synergies between the management teams. We have a good fit of talents with experienced people on both sides and good financial strength that will ensure the long-term growth of the company.

The combined entity will have about 82 million shares outstanding. We’ll have cash on hand in the order of $16 million and a small amount of debt that comes over as $825,000 of convertible debentures.

The combined company trades at a pretty low enterprise value multiple per ounce of gold mineralization relative to its peer group. One of our goals in the combined company will be to increase the enterprise value to bring it up to the level that we perceive in that peer group.

As we bring projects forward through the completion of feasibility, through the permitting, and advance them to production in the near term, we reckon that we might even approach the valuation of junior producers — that’s about $140 per ounce as compared to roughly $37 an ounce that we see in the combined companies, as of today’s market prices.

In other words, we think there’s a significant opportunity to see the stock re-rated as these projects advance towards production. And that gives us a chance for some good accretion to value for shareholders as we do the work programs that we’re talking about.

Presently, we’re at about $37 per ounce as I mentioned, if we can achieve $50 an ounce, that would equate to a share price on the order of $2.40. And as I said before, if we move to the junior producer rating, that’s $140 and that really will be a significant multiple of the share price that we see today.

The management team includes — will include myself as Chairman of the Board and Chief Executive Officer. I’ve got 40 years of experience in the mining industry and a successful track record in finding, developing and operating mines.

I’ll be joined by Jim Hesketh who will be the President and Chief Operating Officer of the company. Jim has 30 years in the business and is a mining engineer by background. He’s built mines, he’s run mines, he’s engineered mines and has five years of experience in the banking side of the business as well, mainly with Rothschild’s bank.

Joining us as Chief Financial Officer, we’ll have Dave Suleski. Dave has got 25 years of mining finance and accounting experience and has on-site mining experience and really brings good depth to round out the team. Bill Stanley will continue as Vice President Exploration. Bill has a successful track record of finding deposits that have been developed to production in Nevada and elsewhere. And Bonnie Whelan will continue as our Corporate Secretary. Bonnie brings 25 years of experience in public company administration.

On that note, I’m going to hand the conversation over to Jim who will talk a little more about the gold development and other properties.

James Hesketh:	Good afternoon ladies and gentlemen.

This combination pulls together an impressive suite of development properties. So starting off with Atna’s Pinson property, at this time Atna controls approximately 70% equity interest in that property but Barrick is clawing back their position to a 30% interest, they’re the partner, in order to earn that position, their equity would become 70%, they must spend $30 million on the project between now and April of 2009. That requires quite a high activity level to continue to move forward. So there’s a very nice opportunity there to create cash flow in the future on a fairly substantial project with Barrick Gold as the partner.

In the short term, Canyon is currently in the process of completing its feasibility study on the Reward project, near Beatty Nevada. That will be an open pit, heap leach operation.

We have completed feasibility work on open pits at the Briggs mine in California and we’re doing additional work on the underground structure, the Gold Tooth structure at Briggs.

So in combination, those two properties, with proper financing should produce around 60,000 to 80,000 ounces a year. Briggs is currently fully permitted so it’s a matter of moving ahead rapidly on that one as the funding becomes available, as a result of this merger.

And then on Reward, we’re in the final stages of permitting there. That’s moving ahead nicely and then as a longer term project we have the Seven-Up Pete deposit in Montana, that’s a large deposit, it is amenable to non-cyanide gold recovery. So we do have a solid pipeline of development opportunities.

In terms of mineralized material, we have several different measures, Atna is a Canadian company quoting measured and indicated inferred resource of over 2 million ounces on the Pinson project.

At Canyon, at the mines we have proven and probable reserves at Briggs right now and have declared of about 130,000 ounces. And then we have mineralized material, some 61 million tons of material in-situ, at an .031 ounce per ton grade. Just doing the math, that would roughly translate out to over 1.8 million ounces in place at varying cut off grades.

So those are the key assets in the combination, over 4 million potential ounces in place on various different projects. In addition, we have a plethora of gold exploration properties, across Nevada on the Walker Lane Trend, in the Battle

Mountain-Eureka Trend, the Getchell Trend as well as two others that are off trend.

But these properties — a number of them are currently farmed out Atna’s Clover and Triple Junction properties are currently farmed out with other people working on them.

Other properties include Jarbidge and Searchlight in Atna. In Canyon, Adelaide, Tuscarora, Mt. Edna and Tram, so very solid presence of everything from grassroots to near resource properties in Nevada.

Moving forward, other assets include the Wolverine Royalty. It’s a royalty on the Wolverine poly-metallic property in the Yukon. Yukon Zinc is currently financing this property for development but Atna controls a 9.4% net smelter return royalty on the precious metals from that project.

In addition, Canyon has a number of royalties — in other locations. We still hold our 900,000 acres of mineral rights in the state of Montana and we have our Wyoming Uranium joint ventures. So the combined companies will be very property rich with a lot of opportunities for growth in the future.

Now coming back to the transaction, the process is that now that we’ve announced this, we are currently in preparation of a Form F-4 registration statement. This is to register Atna’s stock that will be used in the transaction, that registration statement must be filed and reviewed by the SEC.

And then once that is completed and we have approvals; we will be mailing a proxy statement to Canyon shareholders for their approval of this transaction.

We anticipate that we could close depending on the SEC review some time in February. We do not control this timeline, that is controlled by the SEC and their review process.

So coming back to the summary, you know, we believe that this is a very strong transaction to both our shareholders. We create a multimillion ounce gold company with near term production and cash flow opportunity, a solid pipeline of gold development projects, a good focus on the Western US, politically-stable area. We have a highly synergistic management team, and the combined company with over $130 million in market cap, just doing the addition, creates the financial strength and mass that will allow the combined entity to grow, raise funds, and that’s a platform for future growth and future transaction.

In conclusion, our goal here — it’s a golden combination and we’re creating a platform for growth. So with that said, I’d like to open this meeting for questions. (Heather), do you have any questions on the line?

Operator:	At this time, if you would like to ask a question, press star then the Number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

David Watkins:	Before any questions are fielded, if I may just add that both Atna and Canyon will have the presentation posted on their Web sites. If it’s not already there, it will be up shortly and you’re invited to take a look at more detail.

Okay (Heather)?

Operator:	One moment, sir, we’re going over the queue.

Your first question comes from (Damon Wells) with Damon Wells Investments.

(Damon Wells):	Good morning and I have two brief questions. First how will the merger affect Canyon’s share of any damages it might receive from this state of Montana should Canyon prevail ultimately in the court.

James Hesketh:	Yeah. Hi Damon, this is Jim.

(Damon Wells):	Hi Jim.

James Hesketh:	Yeah, go ahead with your second question.

(Damon Wells):	Second question is I didn’t hear anything about Uranium, does the new company intend to pursue Uranium exploration vigorously?

James Hesketh:	Okay. Let’s go to the court question first. In terms of the courts, the McDonald taking case was heard by the 9th circuit court of appeals about three weeks ago.

(Damon Wells):	Uh-huh.

James Hesketh:	The Justices appeared interested. We had good oral arguments, and we will be waiting on their decision and should we prevail there the decision would be to remand the case back to district court for hearing on its merits.

(Damon Wells):	Okay.

James Hesketh:	We do not control the timeline of that decision. It’s up to the mercy of the court there. But does the case continue? Yes, it does. Canyon will become a wholly-owned subsidiary of Atna Resources in this transaction and then the rights thereby would convey also.

So the case would not stop unless we see a business rationale for either not pursuing it i.e. we’re not being successful or this court shoots it down where it sits.

And in terms of uranium, we do have our joint ventures. We’re currently a carried partner on that JV until the underlying partners meet their commitment. So the exploration of those properties is up to our partners and they have financial commitments to meet on their spending, so, any other question?

Operator:	Your next question comes from (Andrew Mikitchook) with Westwind Partners.

(Andrew Mikitchook):	Hi, good afternoon gentlemen, good morning depending what time zone you’re on.

Conceptually, can you walk us through your combined expertise? You know, from my side I’m familiar with the Atna side but what kind of combined expertise do you have on the exploration team on your — call it mining or operational team for these two advance projects that are coming from Canyon?

James Hesketh:	Okay. Do you want to answer that David?

David Watkins:	Yes. Sure I’ll start anyway.

And thank you Andrew. I was going to say, you know well our side of the business and so I will continue as the Chief Executive Officer. Bill Stanley, a very experienced exploration geologist will continue as the Vice President Exploration.

And what we’re bringing with Canyon is rounded team far more oriented to the operation side. I think I might just turn it over to Jim to speak a little bit about his background and experience and to David Suleski who’s here with us to perhaps briefly summarize his background.

James Hesketh:	Yeah. I am a Mining Engineer, I’ve got a degree from the Colorado School of Mines. I’m also a Mineral Economist. I have a Master of Science in that.

I’ve got about 30 years of experience in operations with everything from industry minerals to major copper mines. I’ve had positions — I was head of business development for Cyprus Amax. I was a Vice President and Principal Mining Engineer for NM Rothschild & Sons in their mining finance business. I’ve been a consultant with Pincock, Allen & Holt and I’ve run companies.

So I’ve got a very strong background in operations and project management, project development and operations. I have a team behind me in Canyon who’s also quite strong. We have — still at the Briggs mine, we’re circulating solutions and still recovering gold. I’ve got a plant manager there, I’ve got a general manager at the site and I do have my own exploration team who have been involved for years in exploration, drilling, some of them very senior and — some of those individuals have worked with David and Bill Stanley in the past. So it’s a very synergistic fit.

I’ve been working with David for 14 years now including our time together at Cyprus Amax. And Dave Suleski is here. Do you want to explain your background David?

David Suleski:	Well, I’ve started my career in public accounting for about six years. And when I move to Colorado, I was in charge of many mining audits and that led me to Cyprus Amax Mineral Company where I met Jim and worked eight years in various operations in the accounting departments of several operating mines including the very large and complex Miami Complex for Cyprus.

And from there I’ve held various positions in controller type positions for various mining companies, primarily gold mining companies over the last several years. And also worked in mining finance at NM Rothschild & Sons.

David Watkins:	As you can see, we’ve got a good team pulled together. Many of us have worked in the past together and it’s good synergistic fit and we basically fill all the niches- in terms of experience and backgrounds. This gives us a very strong platform for the growth that we’re talking about all the way from exploration through production.

Operator:	Your next question comes from (Catherine Gignac) with Wellington West.

(Catherine Gignac):	Thank you very much.

You talked briefly about the takings lawsuit, Jim and I wonder if you can talk briefly about any potential liabilities that would be carried on through and if Canyon has anything residual after that transaction that was done where you retain the interest in Seven-Up.

James Hesketh:	Yeah. In terms of the Seven-Up transaction, we did do a transaction with Newmont mining. And in that we eliminated the royalty that Newmont owned on the Briggs mine in California. So right now, the Briggs mine is royalty free.

We do have closure liabilities at Briggs for ultimately closing that mine, but we do have some 4.3 million dollars in surety and cash backed CDs to support that.

We do have, you know at Briggs very strong ounces in the ground. We’ve developed over 800,000 ounces of contained in mineralized material plus reserves.

And so the goal at Briggs is not to go to a closure. It’s to go in the back into operation and as I said earlier, we — at this time, we are circulating solutions through the heap leach so the plant is currently operational. We do have some remaining truck fleet there and we’ve got the primary crusher in place.

We do have in the state of Montana, a closure property that’s in very advanced stage of final closure, that’s called the Kendall Mine. We’ve spent over $10 million closing that now and there is approximately $2 million in a cash escrow account with the state of Montana to support the financial assurance on that one.

So those are the primary liabilities that we bring here. And then, again, you know, on the up side, we’ve got very substantial property positions including 900,000 acres mineral rights in the state of Montana. Outside of Montana, probably over 50,000 acres combined in Nevada, California and Wyoming.

So, that does that answer your question?

(Catherine Gignac):	(Unintelligible) on a combined basis. And I know you can’t give projections in terms of what new Company is going to do or the new Atna is going to do but maybe you can give us a sense in terms of what was most interesting or exciting in terms of exploration outside and maybe putting some money towards the project that hasn’t seen it for a while.

James Hesketh:	Yeah, I missed the first part of your statement — of your question.

(Catherine Gignac):	Yeah, in terms of exploration up-side on a combined basis, what the new company will be able to do as opposed to two separate smaller companies — on exploration and development.

David Watkins:	I think that’s actually one of the exciting features of the company. This is David speaking from the Atna side.

We have a — if you put together the resource on our Pinson project, it’s about 2.2 million ounces that we’ve got in a 43-101 category right now. However, the Pinson property in its own right, that resource remain significantly open to increase in size and a number of other exploration targets exist on the property so there’s significant potential for a major exploration blow out and part of what Barrick is doing as they work on this program is evaluating the possibility of making it a larger scale operation and looking at other exploration targets.

Now, we’ve looked at the Canyon Properties and we think some of them certainly have good up-side potential in terms of the ounces that may be available on all of their — on all of the ones that we see as development stage projects.

And then with the land position that we have in the state of Nevada in particular, many of these properties have well known gold occurrences that have significant potential to lead us to discovery.

I could give you as example the Clover property where we have a partner on it spending money on the 12,000-foot drill program now, where past drill intercepts were as high as almost 10 meters of 25 grams and so we’re really excited about it.

Coming back to the Canyon side of the properties, we see on the Briggs property in particular, the relatively new discovery of some meso thermal veins if you allow some technical jargon, modestly high grade intersections that may be exploitable either underground or from a surface pit depending on the optimization work that has to be done yet.

But at depth, there is a lot of potential to expand that. You know, there’s a six-mile structure, that’s got a whole host of known mineral occurrences on it that are relatively under explored and we’ll be certainly carrying on, looking at those with interest too.

We also look at Seven-Up Pete where there’s a 595,000 ounces — sorry I’m trying to be careful here to use US terms. I think.

(Catherine Gignac)::	Uh-huh.

David Watkins:	...mineralized material as opposed to anything that a Canadian would say about a resource.

Man:	Yeah.

David Watkins:	The — there looks like some — it’s quite clear that there’s additional mineralization that we can acquire. But it also — appears to be open to increasing size. And we see the possibility of operating that as a non-cyanide operation so that it’s not subject to many of the issues that Montana has become notorious for.

So really trying to not talk along too much but we see a good deal of upside exploration and Blue Sky potential in the combined entities.

(Catherine Gignac):	Uh-huh.

James Hesketh:	That’s just the existing property.

Now, we’ve got — in the state of Montana, deeded mineralized rights almost 1500 square miles in size that really hasn’t seen what I’d call any type of modern exploration so, we’ve got a land position in the combined company that’s exceptionally strong for a company of our size.

David Watkins:	I’d even go as so far as to say that we know that some major companies are carrying out exploration adjacent to some of those mineral rights in Montana and — which creates some obvious upside opportunity in its own right.

James Hesketh:	Yeah.

Operator:	As a reminder, if you would like to ask a question, press star-1.

One moment, please, for your next question.

Your next question comes from Jonathan Schwartz with Deerfield.

(Jonathan):	Hi Jim.

James Hesketh:	Hi (Jonathan), how are you?

(Jonathan):	Fine, thanks. Sounds like an exciting prospect.

Can you give me some idea of what the combined G&A will look like and what the combined total burn might be with the contemplated exploration on top of the G&A.

Man:	Okay. Well, in terms of that we’re still working quite closely on trying to define that.

(Jonathan):	Right.

Man:	But, you know, Canyon — we’ve been reducing our G&A burns and basically through David’s good work reducing a lot of our cost centers.

And our goal here, on the combined companies is probably to cut the G&A and hopefully down to around 2 million to 2-1/2 million combined per annum. And then from there we would — the exploration — the burn there really is project specific.

As we see the merit and we see the success coming, that will define our exploration budgets and moving forth that way at, you know, if we see the strong success, we’ll try to move more money on to the exploration side on the projects that merit it.

Or we do plan to continue a solid exploration effort. But focus very much on the development of mineralization and the moving the projects forward to a state where they can ultimately be developed.

Operator:	Your next question comes from (Ken Ing), a private investor.

(Ken Ing):	Yeah, I have two top questions. One is for Jim. And just (unintelligible) Atna shareholder, California has not always been viewed as a stable area for mining and especially you are using cyanide, can you elaborate on the — what kind of issues or challenges you are facing when you’re dealing with cyanide in California?

James Hesketh:	We have been operating in California. We’ve been operating in Briggs mine since 1996. We’ve been operating the cyanide heap leach and have been in complete compliance with all regulatory and legal requirements.

So in terms of do we see any issues and continuing that, the answer is not really. We are, you know, the real goal is we work with our regulators hand in hand, they know what we’re doing, we’re very open about it and the site is well structured and set up to accommodate the requirements of the regulatory environment. We’re very keen on protecting the environment as a whole and that’s a strong goal of ours in all operations.

(Ken Ing):	So I gather you don’t have any NGO or environmental group breathing down your neck.

James Hesketh:	Anywhere you operate in the world today, you have some degree of NGOs breathing down your neck. It’s an industry, people make a living off it and they’re going to make a living of it any way they can. And it doesn’t matter where you are, whether you’re in Canada, whether you’re in Nevada, California, Timbuktu, it doesn’t matter. You’re going to have that type of activity going on. It is a very large business today.

David Watkins:	I think it’s fair to say though (Ken) that there is nothing out of the ordinary or unusual happening on that front at this point in time.

Operator:	Your next question as a follow-up question from (Catherine Gignac) with Wellington West.

(Catherine Gignac):	Hi there, I just wanted to finish up with the fact that this will be — Atna will continue to be a Canadian Incorporated company with a US wholly owned subsidiary in Canyon, is that correct?

Man:	That’s correct. Correct, yeah.

(Catherine Gignac):	And you’ll maintain the US listing then, and.

Man:	Plan is not to maintain it in the short term or reconsider it as we move forward and — reconsider as we move forward.

(Catherine Gignac):	Okay, thank you.

Operator:	Your next question is a follow-up question from (Andrew Mikitchook) with Westwind Partners.

(Andrew Mikitchook):	Yeah, David, if you could just give us an update on what’s the most recent level of activity is that Pinson the last stuff that you guys published this what, September, we had that bit of an update on mobilization. What exactly are they actually doing there?

David Watkins:	Andrew, they’re presently — they have four drills working on surface. They have a 50,000 foot surface drill program plan. They have planned 35,000 feet of underground. They have been pulling down the water table and dewatering the mine and they tendered contracts recently, we understand to initiate the underground work picking up from the underground that we had established there. It’s all ventilated and ready to go. They’re just waiting for the contractors to come on site, I believe.

And there is a good team of people in charge of it, a gentleman named (John Porterfield) as the project manager and he has — he specializes in project development and mining engineer by background. And a geologist, a fellow named Dave Arbonies, who is an experienced geologist, who did South Arturo and Bald Mountain as well as other development stage projects. They have engaged a contract manager so they’re moving forward full speed right now, Andrew, as fast as they can.

That said, at this point in time, they’re still not spending (at rates that) unless they accelerate quite significantly they will complete the $30 million expenditure, but the project is so attractive I think they will make every effort to do so.

The objective of their program is several tiered. They’ve been doing some in-fill drilling mainly to test the resource estimate and the interpretation that we had ourselves.

They are doing step outs around the resource to try and increase it and they are evaluating the possibilities to increase the rate of production either by an expanded underground or in fact they’re evaluating the possibility of making it much larger to see if they can do it as an open pit.

And in addition to that, some of the drilling that they’re doing is focused on a few of the other step out exploration targets. They are drilling up towards the north boundary and I don’t know if you noticed but on their Web cast recently, they mentioned a new zone that they’ve discovered from Turquoise Ridge which is just a little further north of our boundary. That’s pretty much where they are right now.

Operator:	Your next question comes from (Sam Robotsky) with (SER) Asset Management.

(Sam Robotski):	Yeah. Good afternoon, good morning.

Will you be — your trade — Atna is currently traded on Toronto. So will it trade in the NASDAQ, there’s a bulletin board or some kind of thing or you will wait till you’re up for that.

Man:	Yeah. Right now, Atna does have a — you can trade on Atna through (ATNAF) I believe is the US call sign

(Sam Robotski):	Okay. Now, what is the — I’m not sure if I understood that you addressed. What your expect — what’s the time frame you can expect the gold out of the ground. How soon do you expect to get gold out of the ground?

Man:	Well, we need to close this transaction. But the cash in the combined corporation once we’ve closed is fairly substantial, that will — over — it will — right now it’s over 14 million.

That will give us enough funding to commence a lot of the preoperational works. You know, Briggs currently is — we do have permits in hand there so really it’s a matter pulling this funding in then it’s getting the proper people and contracts in place — contractors in place and, you know, that’s the main lag time and then we do have about a six-month period for leach pad expansion on construction. So potentially we could be in operation within a year with that sort of tasking.

Operator:	Your next question is a follow-up question from (Ken Ing), a private investor.

(Ken Ing):	David, you alluded to the fact that Yukon Zinc is currently doing some financing to bring (more filling) into production. What sort of upside should they become production and from the (silver) royalty that we actually have.

David Watkins:	I’ve been — in the last couple of days, I’ve talked to the President of Yukon Zinc about the status of their financing and he is fairly confident that they’re on track to close that.

You’ll recall that they have a credit facility organized from Barclay’s bank contingent upon completing the equity portion of the financing and what they’re stating publicly is that they anticipate completing the equity financing on November 29.

Based on the feasibility studies that they have, they would produce copper, zinc and lead but of significance to Atna is the silver and the gold and the projected production of silver is 4.9 million ounces per year and 20,000 ounces of gold per year, for a 12-year life — again, based on their feasibility study.

So if they’re successful in completing that financing, then I think there are about two years to complete construction and enter into production at which time the cash flow stream would come to Atna from that.

However, I think that an asset that will increase tremendously in value as the confidence in completing their financing and construction starts to build and I think we got very little credit in the share price now but that should build significantly over the next short period of time particularly if they successfully close that financing.

Does that answer your question (Ken)?

(Ken Ing):	Thank you.

Operator:	As a reminder, if you would like to ask a question, press star-1.

There are no further questions at this time. Mr. Hesketh, are there any closing remarks?

James Hesketh:	Yes, I would like to thank everybody for attending this call. You know, that David and myself believe strongly that this combination is going to be a solid — what we’re creating here is a very solid platform to build from and continue to do project developments, transactions and to grow the next mid level mining company. We’ve got a great management team and I’m very excited about where all of this is going. But I would like to thank you for all attending and please feel free to contact us at our various offices and we can answer any questions in the future. David, do you have any remarks there?

David Watkins:	No, I just endorse what Jim says. We’re very excited about the combination moving forward. I think it will be a good ride for all our shareholders and thank you very much for attending today.

Operator:	Thank you. This does conclude today’s conference call. You may now disconnect.
END

Exhibit 99.2

ATNA AND CANYON AGREE TO MERGE
VANCOUVER, BC and Golden, CO, November 19, 2007 – Atna Resources Ltd. (“Atna”) (TSX:ATN) and Canyon Resources Corporation (“Canyon”) (AMEX:CAU) jointly announced today a transaction whereby Atna will acquire all of the issued and outstanding shares of common stock of Canyon for a total value of approximately C$25.3 (US$25.9) million.
Atna and Canyon believe that the combination will benefit shareholders of both companies by creating a strong platform for growth with the following characteristics and synergies:
•	A multi-million ounce gold company highly leveraged to gold price.

•	Near term gold production from Briggs and Reward projects to complement development at Pinson.

•	Upside opportunity from complementary pipeline of gold exploration and development projects.

•	Focus on gold in the western U.S.

•	Exceptional management team with complementary skills and experience.

•	Size and financial strength to ensure continued growth

•	More than C$13.7 (US$14) million cash in hand
Under the proposed transaction, Canyon shareholders will receive 0.32 common shares of Atna for each share of common stock of Canyon. Based on Friday’s closing price of C$1.68 for Atna, the consideration is valued at C$0.54 (US$0.55) per Canyon common share. The consideration represents a premium of 44.9% to Canyon’s closing share price on November 16, 2007, or a 42.1% premium based on the 20-day volume weighted average share prices for both companies from that date.
Atna and Canyon have entered into an Agreement and Plan of Merger. The Board of Directors of Canyon has agreed to support the proposed transaction and recommends that Canyon shareholders vote in favor of it. Management and Directors of Canyon have entered into support agreements with Atna under which they have agreed to vote in favor of the transaction.
David Watkins, President and CEO of Atna, said, “The transaction complements Atna’s exciting development opportunity at the Pinson gold mine in Nevada with Canyon’s near-term production projects at the Briggs Gold Mine in California and the Reward Project in Nevada. Canyon also brings a number of complementary exploration and development properties, which combined with Atna’s portfolio of prospects, creates an impressive pipeline of opportunities in the merged entity.”
“Another key benefit to both Atna and Canyon shareholders is the creation of a powerful and balanced team of experienced mining professionals, which results from combining the

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complementary skill sets of the people in both companies. Jim Hesketh and I worked together for 14 years dating back to our days at Cyprus Amax in the 1990s. Jim has been a director of Atna for six years and is in a unique position to understand and appreciate the value of our assets and the growth platform we are creating.”
Jim Hesketh, President and CEO of Canyon, added, “This transaction provides an attractive premium to Canyon’s shareholders, while affording them the opportunity to participate in a growth-focused gold company through their investment in Atna. The combined company will have the financial strength and access to capital markets to advance Briggs and Reward into production. I am also excited about working with David Watkins again. I know him to be a superb individual who has a high level of integrity. I feel this is an excellent opportunity for Canyon.”
Atna intends to advance the Briggs and Reward projects into production in 2008-2009. Canyon is forecasting production from the projects to reach 60,000 - 80,000 oz per year at a cash cost of US$400 - 450 per ounce.
The gold mineralization in the two companies is reported in accordance with Canadian (Atna) and US (Canyon) regulatory requirements:

Atna	Table of Mineral Resources(1)
NI43-101

Cut-off(2)	Tons	Grade oz/t	Ounces Au
Measured + Indicated	2,505,000	0.421	1,063,000
Inferred	3,374,000	0.340	1,146,600

(1)	Project basis: Atna owns 70%, Barrick 30%: Barrick may reverse interest to 30:70 by spending US$30M by April 2009

(2)	Cut-off 0.20 oz/ton

(3)	Although “Measured Resources”, “Indicated Resources” and “Inferred Resources” are categories of mineralization that are recognized and required to be disclosed by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations, however, the SEC generally permits resources to be reported only as in place tonnage and grade. See “Cautionary Note to US Investors.”

Canyon	Table of Proven, Probable, and Mineralized Material
SEC Guide 7

Cut-off (1)	Tons	Grade oz/t	Ounces Au(3)
Proven & Probable Reserves	4,338,000	0.030	130,000
Mineralized Material (2)	61,782,000	0.031

(1)	Cut-off 0.01 – 0.08 oz/ton function of open pit or underground

(2)	Mineralized material DOES NOT include proven and probable

(3)	Equity share of in-situ ounces

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Summary of the Transaction
The transaction will be completed by way of a merger whereby each share of Canyon common stock will be exchanged for 0.32 of an Atna common share. All outstanding Canyon employee stock options will be cancelled and all outstanding warrants and convertible debentures of Canyon will be assumed by Atna and will be exercisable to acquire that number of common shares of Atna determined by reference to the share exchange ratio. Atna will grant options to Canyon’s employees at the time of closing. Atna will continue to trade on the Toronto Stock Exchange, under the symbol “ATN”.
David Watkins will continue to be the Chief Executive Officer and Chairman of the combined company, while Jim Hesketh will join the management team in the role of President and Chief Operating Officer. David Suleski, Canyon’s Vice President and Chief Financial Officer, will assume the same role at Atna. Bill Stanley and Bonnie Whelan of Atna will continue in their roles respectively as Vice President, Exploration and Corporate Secretary.
The Board of Directors of Canyon, having received the unanimous recommendation of a Special Committee of independent Directors, is recommending that holders of Canyon shareholders vote in favor of the transaction. Canyon’s financial advisors have provided an opinion to the Special Committee that the consideration to be received by Canyon shareholders pursuant to the transaction is fair, from a financial point of view, to Canyon shareholders. Atna’s financial advisors have provided an opinion to the Board of Directors of Atna that the consideration being offered is fair, from a financial point of view, to Atna shareholders.
The transaction is subject to all requisite regulatory and court approvals and other conditions customary to transactions of this nature. The transaction must be approved by the holders of a majority of the outstanding shares of common stock of Canyon at a special meeting of Canyon stockholders.
Atna has engaged National Bank Financial Inc. as its financial advisor. Canyon’s financial advisor is Wellington West Capital Markets Inc.
Conference Call
Management from both Atna and Canyon will host a joint conference call on November 19, 2007 at 10:00 a.m. (PST) / 1:00pm (EST). Shareholders are invited to participate in the conference call as follows:
Toll Free#   (877) 576 - 0177
International #    (706) 679 - 4128
Callers should reference Conference # 24901016.
A replay of the conference call will be available two hours following the call until midnight, Wednesday, November 21; by dialing (800) 642-1687 or (706) 645-9291

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About Atna
Atna is building a successful gold exploration, development and mining enterprise in Nevada. Atna presently holds a 70% interest in the high grade Pinson gold deposit in Nevada, which is being developed by Pinson Mining Company, a wholly owned affiliate of Barrick Gold. Barrick has the right to increase its’ interest in the project to 70% (and reduce Atna’s share to 30%) by spending US$30,000,000 on the project prior to April 2009. Atna also holds a portfolio of exploration projects in Nevada, Canada, and Chile. Many of these projects are joint ventured to quality partners, spreading Atna’s risk and leveraging its opportunities. In addition, Atna holds a 9.45% royalty interest on silver and gold that may be produced from the Wolverine deposit, presently under development in the Yukon Territory, Canada. The company has an experienced well rounded, management team and Board, committed to the success and growth of the company through the exploration and development of its projects and with new acquisitions. Atna trades on the Toronto Stock Exchange under the symbol ATN.
About Canyon
Canyon owns the Briggs Gold Mine and four satellite deposits in California; the Reward Gold deposit near Beatty, Nevada; the Seven-Up Pete Gold deposit near Lincoln, Montana; and a portfolio of Nevada gold exploration properties. To date, the Company has developed in-place mineralized material on its properties containing over 1.9 million ounces of gold and recognizes substantial additional exploration potential. Canyon has developed re-start and underground test mining plans for its permitted Briggs Mine and is completing permitting and feasibility study work at the Reward Project.
In addition to the Nevada and California gold assets, Canyon owns over 900,000 acres of fee mineral rights in the State of Montana with identified industrial mineral and copper potential. Canyon also owns “carried” uranium interests in the Sand Creek-Converse uranium exploration joint venture in the Southern Powder River Basin of Wyoming. Canyon trades on the American Stock Exchange under the symbol CAU.
Additional Information and Where to Find it
This press release is not an offer to sell securities or the solicitation of an offer to buy securities. In connection with the proposed transaction, Atna and Canyon intend to file relevant materials with the SEC, including the filing by Atna with the SEC of a Registration Statement on Form F-4 (the “Registration Statement”), which will include a preliminary prospectus and related materials to register the common shares of Atna to be issued in exchange for Canyon common stock. The Registration Statement will incorporate a proxy statement/ prospectus (the “Proxy Statement/Prospectus”) that Canyon plans to mail to its stockholders in connection with obtaining approval to the proposed merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Canyon, Atna, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Canyon and Atna through the web site maintained by the SEC at www.sec.gov.
Canyon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Canyon in connection with the

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transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Canyon’s annual report on Form 10-K, which was filed with the SEC on March 2, 2007. This document is available free of charge at the SEC’s web site at www.sec.gov. Atna and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Canyon in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Atna’s Form 20-F filed with the SEC on June 30, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov.  Copies of Atna’s filings may also be obtained without charge from Atna at its web site (www.atna.com) or by directing a request to Atna Resources Ltd., Attn.: Investor Relations, 510 – 510 Burrard Street, Vancouver, BC V6C 3A8.
Atna’s Mineral Resource Estimates
This press release and the mineral resources calculation were prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release. The original resource estimate, which was prepared by Rob Sim, an independent consulting resource geologist, was first published in February 2005, supported by Technical Reports filed on SEDAR in March 2005, subsequently revised and re-filed in December 2005 and subsequently revised by Atna and re-filed in July 2007.
Forward-looking Statements
Certain forward-looking statements are included in this release, including statements relating to a proposed transaction between Canyon Resources Corporation and Atna Resources Ltd., reserve and resource amounts and anticipated production schedules. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Canyon’s and Atna’s current expectations regarding the proposed transaction, and speak only as of the date of this release. Investors are cautioned that all forward-looking statements in this release involve risks and uncertainties that could cause actual results to differ materially from those referred to in the forward-looking statements. Such risks and uncertainties include, among other things: (1) that Canyon stockholders will not support or approve the transaction in a timely manner, if at all; (2) that the closing of the transaction could be materially delayed or more costly and difficult than expected; (3) that the final value of the transaction could be adversely affected by changes in stock price of Atna Resources;  (4) that the transaction will not be consummated; (5) that, if closed, the anticipated benefits of the transaction will not materialize; and (6) risks relating to the ability to obtain permits and commence production and generate material revenues or obtain adequate financing for planned exploration and development activities. A full discussion of other known risks and uncertainties regarding Canyon Resources, its business and operations are included in its Annual Report on Form 10-K, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Canyon Resources. A full discussion of other known risks and uncertainties regarding Atna Resources, its business and operations are included in its

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Annual Report on Form 20-F, for the year ended December 31, 2006, as filed with the SEC, copies of which are available without charge from Atna Resources. These filings are also available electronically from the SEC Web site at www.sec.gov. If any of the events described in those filings were to occur, either alone or in combination, it is likely that Canyon’s or Atna’s ability to reach the results described in the forward-looking statements could be impaired and Canyon’s and/or Atna’s stock price could be adversely affected. Neither Canyon Resources or Atna Resources undertake any obligation to update or correct any forward-looking statements included in this presentation to reflect events or circumstances occurring after the date of this presentation.
For further information please contact:

Atna Resources Ltd.	Canyon Resources Corp.
David Watkins	James Hesketh
President & CEO	President & CEO
Tel: 604-684-2285	Tel: 303-278-8464
dwatkins@atna.com	jhesketh@canyonresources.com

Kendra Johnston	Valerie Kimball
Investor Relations Manager	Investor Relations Manager
Tel: 604-684-2285	Tel: 303-278-8464
kjohnston@atna.com	vkimball@canyonresources.com
Cautionary Note to US Investors
This press release and other information released by Atna uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

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